NATIONAL AUTOMATION SERVICES, INC.

NOMINATING COMMITTEE CHARTER

PURPOSE AND PRINCIPAL THREE TASKS OF THE COMMITTEE

          The Nominating Committee is staffed and appointed by NAS Directors. Committee member’s tenure is at the Board’s discretion, and they may choose to resign at any time. The Nominating Committee does not adopt and implement decisions but rather provides advisory services to the Board of Directors.

          In its roll the Nominating Committee undertakes the following advisory tasks:

1.	Identifies individuals qualified to become Board Members.

2.	Recommends Nominees for election at the annual Shareholders Meeting.

3.	Recommends the appropriate size of the Board.

Membership

          The Nominating Committee is composed of not less than two members of the Company’s Board of Directors. Members may be selected by the Board, based upon their prior experience in nominating matters, their availability as required for review of these matters, and their objectivity.

          Each member will be a Director or a member of the Advisory Board who the Board determines are able to exercise objective judgment as a Committee member.

Nominating Committee Mandate

          The Nominating Committee works with Management and members of the Board to vet potential Board Members candidates. Once a candidate is identified, a Committee member, appointed by the Board, interviews the candidate and either approves or rejects the candidate.

          The Committee reports to the Board on its review and selection of a candidate or candidates.

NOMINATING COMMITTEE STATEMENT OF POLICY

          The Nominating Committee will interview potential Board Members and select one or more candidates to be elected at the Annual Shareholders meeting. The Committee will maintain open communications with Company Management and the Board.